Exhibit 21.1

Subsidiaries of National Commerce Corporation

Legal Name of Subsidiary	Jurisdiction of Organization

National Bank of Commerce	United States of America

CBI Holding Company, LLC	Delaware

Corporate Billing, LLC	Alabama

CBI Real Estate Holdings, LLC	Alabama

National Commerce Risk Management, Inc.	Alabama